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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                      CONSOLIDATED TECHNOLOGY GROUP, LTD.

                      ------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value

                      ------------------------------------
                        (Title of Class of Securities)

                                  0002101621

                      ------------------------------------
                                (CUSIP Number)

                               Mr. Judah Wernick
                          c/o Patterson Travis, Inc.
                            One Battery Park Plaza
                              New York, NY 10004
                                (212) 837-7300

           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 30, 1998

            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                             Page 1 of 9 Pages

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                                                             Page 2 of 9 Pages


CUSIP No. 0002101621

1) Name of Reporting Person: Judah Wernick SS or IRS Identification No. of Above Person:

2)   Check the Appropriate Box if a Member of a Group

     (See Instructions)

     (a) [ ] (b) [X]

3)   SEC Use Only

4)   Source of Funds (See Instructions): PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization: United States

Number of      7)   Sole Voting           750,000
Shares         Power:
Beneficially
Owned by Each
Reporting
Person With

               8)   Shared Voting          N/A
               Voting


               9) Sole                    750,000
               Dispositive
               Power:







               10) Shared
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CUSIP No. 0002101621

                                                             Page 3 of 9 Pages

               Dispositive
               Power:                       N/A


11)       Aggregate Amount Beneficially Owned by the Reporting Person:
          750,000 shares of Common Stock.

12)       Check if the Aggregate Amount in Row (11) Excludes

          Certain Shares (See Instructions)                  [ ]

13)       Percent of Class Represented by Amount in Row (11): 1.5%

14)       Type of Reporting Person (See Instructions):   IN

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                                                             Page 4 of 9 Pages
CUSIP No. 0002101621


ITEM 1.  SECURITY AND ISSUER

                  This statement relates to shares of Common Stock, $.01 par value per share, of Consolidated Technology Group, Ltd., a New York corporation (the "Issuer" or "CTG"), whose executive offices are located at 160 Broadway, New York, NY 10036.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a)-(c) Judah Wernick (the "Reporting Person"), an individual whose business address is c/o Patterson Travis, Inc., One Battery Park Place, New York, NY 10004, is Vice President at Patterson Travis, Inc., an NASD member firm engaged in the securities brokerage and investment banking business.

                  (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors.)

                  (e) The Reporting has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Person is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

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CUSIP No. 0002101621


                                                             Page 5 of 9 Pages


         The Reporting Person acquired (during the period of September 1996 to the present) all of his shares of Common Stock of the Issuer for total consideration of approximately $100,000. The Reporting Person acquired such shares by using personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         On March 30, 1998, Lewis S. Schiller ("Schiller"), Chairman of the Board, Chief Executive Officer and a member of the Board of Directors (the "Board") of CTG, together with the remaining members of the Board, Grazyna B. Wnuk ("Wnuk"), E. Gerald Kay ("Kay") and Norman J. Hoskin ("Hoskin") (Schiller, Wnuk, Kay and Hoskin, collectively, the "Schiller Group"), entered into a series of agreements with CTG and its wholly-owned subsidiary, SIS Capital Corporation. These agreements were arrived at following negotiations between the Schiller Group and Edward D. Bright ("Bright"),acting both individually as a shareholder of the Issuer and as a representative of other shareholders not affiliated with the Issuer including the Reporting Person.

         Pursuant to such agreements:

         1. The Schiller Group resigned as directors and officers of CTG and its subsidiaries contemporaneously with the closing of the sale by International Magnetic Imaging, Inc. and certain of its subsidiaries (collectively "IMI") of substantially all of their respective assets pursuant to an asset purchase agreement dated January 28, 1998, between IMI and Comprehensive Medical Imaging, Inc. (the "IMI Sale"). IMI is a subsidiary of CTG.

         2. In consideration for payments of approximately $4.0 million to Schiller and Wnuk, CTG shall purchase from Schiller and Wnuk all of their rights under their respective employment agreements and their stock interest in IMI. Such payments represent a significant discount from the amounts due under their respective employment agreements.

         3. Schiller shall transfer to CTG 1,190,000 shares of the Company's common stock which are owned by him.
         4. CTG shall transfer to Schiller or his designees for nominal consideration, certain of its subsidiaries. Such

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                                                             Page 6 of 9 Pages
CUSIP No. 0002101621


subsidiaries operate at a loss and have, in the aggregate, either a negative or a zero net worth.

         5. Schiller shall enter into a three year consulting agreement with CTG, for which he shall receive annual compensation of $100,000.


         6. CTG, its subsidiaries, and the Schiller Group shall execute mutual releases and CTG shall provide the Schiller Group with certain indemnification rights as to certain claims which may arise in the future.

         Following the closing of the IMI Sale on April 2, 1998, the Schiller Group resigned as directors and officers of the Company. Immediately prior to such resignation, however, in consultation with the Reporting Person, Bright, Seymour Richter and Donald Chaifetz were elected directors of CTG by the Schiller Group.

         On April 3, 1998, a meeting of the newly constituted Board was held telephonically, and Seymour Richter was appointed President and acting Chief Executive Officer.

         Other than with respect to the transactions described herein that led up to the April 3, 1998 meeting of the newly constituted Board, the Reporting Person does not have any plans to act together with any other shareholder in any concerted manner regarding the Issuer, and the Reporting Person expressly disclaims being a member of a "group" with any other shareholder for any purpose pertaining to the Issuer.

         While the Reporting Person has no other plans at present with respect to the Issuer or the Shares, the Reporting Person plans to review, on the basis of publicly available information, various possible business strategies with respect to the Issuer. Such strategies could include, among other things, the purchase of additional shares, and an attempt to influence changes in the Issuer's business, corporate structure, marketing strategies, management or dividend policy.

         Other than as specifically set forth herein, the Reporting Person does not have any arrangements or understandings with respect to any specific transaction or agreement at this time,


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CUSIP No. 0002101621

                                                              Page 7 of 9 Pages

and has not yet determined to pursue any specific plan or proposal in connection therewith, and there can be no assurance as to whether or when any such plan or proposal will be pursued. The Reporting Person may also seek to sell his Shares in the open market or in privately negotiated transactions at any time and from time to time.

         Except as set forth above in the this Item 4, the Reporting Person has no present plans or proposals that relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) inclusive of Item 4 of the Schedule 13D. The Reporting Person may, at any time, and from time to time, review or reconsider his position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters.



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CUSIP No. 0002101621
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person beneficially and of record owns an aggregate of 750,000 shares (the "Shares"), representing approximately 1.5% of the outstanding shares of Common Stock of the Issuer (based on 49,910,002 shares of Common Stock outstanding as of February 10, 1998 as reported by the Issuer in its Proxy Statement Supplement on Schedule 14A filed on February 11, 1998).

         (b) The Reporting Person has the sole power to vote and dispose of the Shares beneficially owned by him.

         (c) The following information sets forth transactions in the shares of Common Stock during the past 60 days by the Reporting Person. All of such transactions were effected through the open market.

                     Number of Shares              Price Per
Date                 Purchased (Sold)                Share
----                 ----------------              ---------
2/9/98               (150,000)                              $. 235
3/9/98                 50,000                               $.2025


         (d)      Not Applicable.

         (e)      Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable.
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CUSIP No. 0002101621
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                                  SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 1998

                                               /s/ Judah Wernick
                                              -----------------------------
                                              Judah Wernick